UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549-1004



                                         FORM U-9C-3


                             QUARTERLY REPORT PURSUANT TO RULE 58


                      For the quarterly period ended December 31, 1999




                                     Northeast Utilities
                            ------------------------------------
                            (Name of registered holding company)




                             Selden Street, Berlin, CT. 06037
                         ----------------------------------------
                         (Address of principal executive offices)



Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000




                               GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.

ITEM 1 - ORGANIZATION CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------
4th quarter not required.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------
                                                                                      Consid-                    Amount
                                                           Person        Collateral   eration      Company         of
Company        Type of     Principal    Issue     Cost     to Whom         Given      Received     Contri-       Capital
Issuing        Security    Amount of     or        of      Security        With       for Each     buting        Contri-
Security       Issued      Security     Renewal  Capital   Was Issued     Security    Security     Capital       bution
--------------------------------------------------------------------------------------------------------------------------
                                                                                                   NU
Select                                                                                             Enterprises,
Energy, Inc.     N/A         N/A         N/A      N/A         N/A           N/A          N/A       Inc.         $20,000,000

               Advance                                     NU
Select         from                                        Enterprises,
Energy, Inc.   Parent    $10,000,000    Issue     None     Inc.            None         None         N/A            N/A


Select
Energy                                                                                             NU
Portland                                                                                           Enterprises,
Pipeline, Inc.   N/A         N/A         N/A      N/A         N/A           N/A          N/A       Inc.         $   800,000


Northeast
Generation                                                                                         NU
Services                                                                                           Enterprises,
Company          N/A         N/A         N/A      N/A         N/A           N/A          N/A       Inc.          $2,000,000

ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.

-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                December 31, 1999
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Select                  Northeast Utilities
Energy, Inc.            Service Company     Gas Services                   $   30
                                                                           ======

Northeast               Select
Generation              Energy, Inc.        Electrical,
Services                                    Environmental and
Company                                     Mechanical services            $  151
                                                                           ======


Northeast               Northeast
Generation              Nuclear Energy
Services                Company             Electrical and
Company                                     Mechanical services            $  989
                                                                           ======

Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services            $2,323
                                                                           ======

Northeast               Public Service
Generation              Company of
Services                New Hampshire       Electrical and
Company                                     Mechanical services            $  281
                                                                           ======

Northeast               Western
Generation              Massachusetts
Services                Electric Company    Electrical and
Company                                     Mechanical services            $   44
                                                                           ======

Northeast               Holyoke Water
Generation              Power Company
Services                                    Electrical and
Company                                     Mechanical services            $  135
                                                                           ======

Part II - Transactions performed by associate companies on behalf of reporting companies.
                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                December 31, 1999
----------------------- ------------------- --------------          -----------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast Utilities     Select              Supplies centralized
Service Company         Energy, Inc.        accounting,
                                            administrative, data
                                            processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing, and other
                                            services                       9,360

                                            Special deposits                 589
                                            Consulting services              551
                                            Miscellaneous                    363
                                                                         -------
                                                    Total                $10,863
                                                                         =======


Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                   ($26)
                                                                         =======


HEC Inc.                Select
                        Energy, Inc.        Engineering services         $     8
                                                                         =======


Northeast Utilities     Northeast           Supplies centralized
Service Company         Generation          accounting,
                        Services            administrative, data
                        Company             processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing, and other
                                            services                       3,722

                                            Miscellaneous                    278
                                                                         ------
                                                    Total                $ 4,000
                                                                         =======


Northeast Utilities     Select Energy       Supplies centralized
Service Company         Portland            accounting,
                        Pipeline, Inc.      administrative, data
                                            processing, engineering,
                                            financial, legal,
                                            operational, planning,
                                            purchasing, and other
                                            services                           1

                                            Investment Payments            1,120
                                                                         -------
                                                                         $ 1,121
                                                                         =======

* 'Total Amount Billed' is direct costs only.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 12/31/99  $4,713,141          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          706,971          line 2

Greater of $50 million or line 2                              706,971 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $64,415
   Select Energy Portland Pipeline, Inc.               9,244
   Northeast Generation Services Company                 886
                                                  -----------         line 4
   Total current aggregate investment                          74,545
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the              line 5
registered holding company system                            $632,426
                                                             =========



ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------

This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line       Other            Other
of Energy-       Investment       Investment
Related          in Last          in This          Reason for Difference
Business         U-9C-3 Report    U-9C-3 Report    in Other Investment
-------------    -------------    -------------    ----------------------

NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

A.  Financial Statements

    1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

    2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

    3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

    4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.  Exhibits

    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

    2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A.  Financial Statements

    Select Energy, Inc.:
     Balance Sheet - As of December 31, 1999
     Income Statement-Three months and twelve months ended December 31, 1999

    Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of December 31, 1999
     Income Statement-Three months and twelve months ended December 31, 1999

    Northeast Generation Services Company:
     Balance Sheet - As of December 31, 1999
     Income Statement-Three months and twelve months ended December 31, 1999

    Northeast Utilities (PARENT):
     4th quarter not required

B.  Exhibits

Exhibit No.    Description
-----------    -----------
6.B.1.1        The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

               Mr. Robert J. Murphy
               Executive Secretary
               Department of Public Utility Control
               10 Franklin Square
               New Britain, CT 06051

               Ms. Mary L. Cottrell, Secretary
               Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
               Boston, MA 02202

               Mr. Thomas B. Getz
               Executive Director and Secretary
               State of New Hampshire
               Public Utilities Commission
               8 Old Suncook Road, Building One
               Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                              December 31,
                                                                 1999
                                                             -------------
                                                              (Thousands
                                                              of Dollars)
ASSETS
------
Current Assets:
  Cash                                                         $    420
  Notes receivable from affiliated companies                     18,900
  Accounts receivable, including unbilled
    revenues, net                                                99,074
  Accounts receivable from affiliated companies                     143
  Taxes receivable                                               22,320
  Special deposits                                               10,669
  Prepayments and other                                          10,791
                                                               --------
    Total current assets                                        162,317
                                                               --------
Deferred Charges:
  Intangibles                                                    23,542
  Other                                                           2,349
                                                               --------
    Total deferred charges                                       25,891
                                                               --------
Long-Lived Assets:
  Software                                                        1,886
  Other                                                             284
                                                               --------
                                                                  2,170
   Less: Accumulated provision for depreciation                  (1,050)
                                                               --------
                                                                  1,120
  Capital additions in progress                                   4,737
                                                               --------
    Total long-lived assets                                       5,857
                                                               --------

    Total Assets                                               $194,065
                                                               ========


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                             December 31,
                                                                 1999
                                                             -------------
                                                              (Thousands
                                                              of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliate companies                         $ 30,000
  Advance from parent, non-interest bearing                      29,400
  Accounts payable                                               48,434
  Accounts payable to affiliated companies                       45,358
  Other                                                           5,858
                                                               --------
    Total current liablilities                                 $159,050
                                                               --------
Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                      -
  Capital surplus, paid in                                       90,151
  Retained deficit                                              (55,136)
                                                               --------
      Total stockholders' equity                                 35,015
                                                               --------

    Total Liabilities and Stockholders' Equity                 $194,065
                                                               ========


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)

                                            Three Months     Twelve Months
                                                Ended            Ended
                                            December 31,     December 31,
                                                1999             1999
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     165,632    $     554,924
                                           --------------   --------------
Operating Expenses:
  Purchased power net interchange
   power and capacity                            155,301          549,753
  Other                                           21,157           64,147
  Taxes other than income taxes                      291            1,409
                                           --------------   --------------
       Total operating expenses                  176,749          615,309
                                           --------------   --------------

Operating Loss                                   (11,117)         (60,385)
                                           --------------   --------------

Other loss                                          (117)             (38)
                                           --------------   --------------

Interest and financing (income)/costs               (515)             790
                                           --------------   --------------

       Loss before income taxes                  (10,719)         (61,213)
                                           --------------   --------------
Income Tax Benefit:
  Federal and state income taxes, net             (3,959)         (22,385)
                                           --------------   --------------

Net Loss                                   $      (6,760)   $     (38,828)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)




                                                            December 31,
                                                                1999
                                                            -----------
                                                            (Thousands
                                                            of Dollars)
ASSETS
------
Current Assets:
  Taxes receivable                                             $  394
                                                               ------
    Total current assets                                          394
                                                               ------

Investments:
  Other investments                                             9,553
                                                               ------
    Total investments                                           9,553
                                                               ------

       Total Assets                                            $9,947
                                                               ======


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                             $  317
  Accounts payable to affiliated companies                          1
                                                               ------
    Total current liabilities                                     318
                                                               ------

Deferred Credits:
  Accumulated deferred income taxes                               385
                                                               ------
    Total deferred credits                                        385
                                                               ------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                    -
  Capital surplus, paid in                                      9,257
  Retained deficit                                                (13)
                                                               ------
    Total stockholders' equity                                  9,244
                                                               ------

    Total Liabilities and Stockholders' Equity                 $9,947
                                                               ======


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)




                                         Three Months      Twelve Months
                                             Ended             Ended
                                         December 31,      December 31,
                                             1999              1999
                                        --------------    --------------
                                          (Thousands        (Thousands
                                          of Dollars)       of Dollars)

Operating Revenues                      $       -         $       -
                                        --------------    --------------

Operating Expenses:
  Operation and maintenance                         2                21
  Taxes other than income taxes                 -                     1
                                        --------------    --------------
       Total operating expenses                     2                22
                                        --------------    --------------

Operating Loss                                     (2)              (22)
                                        --------------    --------------

Income Tax Benefit:
  Federal and state income taxes, net              (1)               (9)
                                        --------------    --------------

Net Loss                                $          (1)    $         (13)
                                        ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                            December 31,
                                                                1999
                                                            ------------
                                                             (Thousands
                                                             of Dollars)
ASSETS
------
Current Assets:
  Cash                                                         $   85
  Accounts receivable from affiliated companies                 2,516
  Taxes receivable                                                764
  Prepayments and other                                            92
                                                               ------
    Total current assets                                        3,457
                                                               ------

Long-Lived Assets:
  Capital additions in progress                                    68
                                                               ------
    Total long-lived assets                                        68
                                                               ------

    Total Assets                                               $3,525
                                                               ======


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                        $  900
  Accounts payable                                                205
  Accounts payable to affiliated companies                      1,531
  Other                                                             3
                                                               ------
    Total current liabilities                                   2,639
                                                               ------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                    -
  Capital surplus, paid in                                      2,010
  Retained deficit                                             (1,124)
                                                               ------
    Total stockholders' equity                                    886
                                                               ------


    Total Liabilities and Stockholders' Equity                 $3,525
                                                               ======


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)




                                          Three Months      Twelve Months
                                              Ended             Ended
                                          December 31,      December 31,
                                               1999              1999
                                         --------------    --------------
                                            (Thousands        (Thousands
                                           of Dollars)       of Dollars)

Operating Revenues                       $       4,297     $       5,458
                                         --------------    --------------

Operating Expenses:
  Operation and maintenance                      3,746             7,057
  Taxes other than income taxes                     44               249
                                         --------------    --------------
       Total operating expenses                  3,790             7,306
                                         --------------    --------------

Operating Income/(Loss)                            507            (1,848)
                                         --------------    --------------

Other Loss                                         (42)              (56)
                                         --------------    --------------

Interest and financing costs                         3                 4
                                         --------------    --------------

      Income/(Loss) before income
      taxes                                        462            (1,908)
                                         --------------    --------------
Income Tax Expense/(Benefit):
  Federal and state income taxes, net              158              (795)
                                         --------------    --------------

Net Income/(Loss)                        $         304     $      (1,113)
                                         ==============    ==============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



                                 Northeast Utilities
                                 Select Energy, Inc.
                         Select Energy Portland Pipeline, Inc.
                         Northeast Generation Services Company


Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

    Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). Through its regulated utilities and unregulated energy service companies, the NU system serves in excess of 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues. The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company. Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, is also engaged in the production and distribution of electric power.

    Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

    Northeast Utilities Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as the holding company for NU's unregulated energy service companies. Northeast Generation Company was formed to acquire generating facilities. Select Energy, Inc. (Select Energy), Northeast Generation Services Company (NGS), Select Energy Portland Pipeline, Inc. (SEPPI), HEC Inc., and Mode 1 Communications, Inc. engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. Select Energy, NGS and SEPPI are "energy-related companies" under Rule 58.

2.  About Select Energy

    NU organized NUSCO Energy Partners, Inc. (NEP) in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy, Inc. Select Energy received approval from the Federal Energy Regulatory Commission (FERC) to become a competitive wholesale power marketer effective December 1, 1998.

    Select Energy provides both wholesale and retail energy, and energy services in the Northeast. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service offerings and customer relationships. Select Energy has established strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency, and load management services.

    Select Energy is in the process of obtaining regulatory approval to provide retail electric supply in the 11-state region from Maine to Maryland. Select Energy is a retail electricity supplier in the states of Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey,
    New York, Pennsylvania, and Rhode Island and is a registered gas marketer with specific local distribution companies in the states of Connecticut, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

3.  About NGS

    NGS was formed on January 4, 1999. NGS provides management, operations and maintenance services to the electric generation market as well as industrial customers in the Northeast. NGS also provides consulting services which includes engineering, construction management, permitting, and compliance management.

4.  About SEPPI

    SEPPI was formed for the purpose of acquiring a five percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

5.  Public Utility Regulation

    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
    Act), and NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the FERC and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

6.  Presentation

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7.  Special Deposits

    Special deposits include cash collateral posted in connection with Select Energy's various power purchase and sales agreements. The balance of special deposits on Select Energy's balance sheet at December 31, 1999 was $10.7 million.

8.  Advance from Parent

    Select Energy has received total cash advances of $29.4 million from NUEI. Select Energy intends to repay the advances upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on the advances.




                       QUARTERLY REPORT OF SELECT ENERGY, INC.

                                  SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                       NORTHEAST UTILITIES
                                   ----------------------------
                                   (Registered Holding Company)




                                   By: /s/ John J. Roman
                                       -----------------------------
                                       (Signature of Signing Officer)




                                   John J. Roman
                                   -----------------------------

                                   Vice President and Controller
                                   -----------------------------

                                   Date:  March 28, 2000
                                   -----------------------------